The First Bancorp, Inc.

Post Office Box 940 ● Damariscotta, ME 04543

VIA EDGAR PRIVATE CORRESPONDENCE

July 17, 2015

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Attention: Kathryn McHale, Senior Staff Attorney

RE: The First Bancorp, Inc., Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 13, 2015, File No. 000-26589

Dear Ms. McHale:

This is in further response to your letter dated June 29, 2015 and my subsequent telephone conversations with your colleague, Attorney Erin Parnell, on July 6, 2015 and July 8, 2015.

There are three registration statements filed by The First Bancorp, Inc. (the “Company”) with the Commission under the Securities Act of 1933, as amended, and the regulations promulgated thereunder that we believe are potentially relevant to the issues raised in the June 29 letter: (i) a registration statement on Form S-3 (File No. 333-157185) that became effective in 2009, and which relates solely to the possible resale by the U.S. Treasury of preferred stock and warrants (and common stock issuable upon exercise of such warrants) issued or issuable to it by the Company pursuant to the TARP program; (ii) a registration statement on Form S-8 (File No. 333-167014) filed in 2010 relating to the Company’s stock-based employee incentive plans; and (iii) a registration statement on Form S-3 (File No. 333-175722) that became effective in 2011, and related to possible issuances by the Company of a variety of debt and equity securities.

We understand that this most recently filed S-3 only remained in effect for three years pursuant to applicable regulations, and thus ceased to be effective during 2014. (Please advise as to whether the Company needs to take any further action with respect to this registration statement.) We also believe that the S-8 remains effective at this time. The S-3 filed in 2009 also remains effective; however, the U.S. Treasury no longer has the need for this registration statement, given that the preferred stock has been fully repurchased by the Company and the warrants have been resold (in transactions under Rule 144) to buyers who are not entitled to require the Company to maintain a resale registration statement in effect for their benefit. Please advise what action (if any) the Company should take with respect to this registration statement.

We propose to file an amendment to the Company’s 10-K for the fiscal year ended December 31, 2014, on Form 10-K/A, containing a new exhibit: the Company’s independent registered public accounting firm’s consent to the incorporation by reference of its report included in such 10-K into the S-8 (and, if you believe appropriate and necessary, the 2009 S-3, which was still in effect at the time of the filing of the 10-K for 2014). The 10-K/A would also include new certificates by the Company’s Chief Executive Officer and its Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We would expect to include such a consent from our accountant in all future 10-Ks of the Company while the S-8 remains in effect, as well as when any other future registration statement incorporating by reference future 10-Ks were to be effective. We are hopeful that this satisfactorily addresses the issues raised in the June 29, 2015 letter; however, please let me know if you have further questions or need further information.

We confirm and acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ F. Stephen Ward
____________________________________

F. Stephen Ward
Executive Vice President
Treasurer & Chief Financial Officer